September 10, 2021

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
AD Office of Real Estate and Commodities
100 F Street N.E.
Washington, D.C. 20549

Attention:	Babette Cooper

Re:	Urban Edge Properties Urb
Urban Edge Properties LP
Form 10-K for the fiscal year ended December 31, 2020
Filed February 17, 2021
File No. 001-36523 and 333-212951-01

Dear Ms. Cooper,

On behalf of Urban Edge Properties (the "Company"), please find our response to the comment contained in the letter dated September 1, 2021 (the "Comment Letter") received from the Staff of the Division of Corporation Finance (the "Staff") regarding the Company's Annual Report on Form 10-K filed on February 17, 2021. For the Staff's convenience, the Company's response is preceded by the text of the Staff's comment.

Form 10-K for the year ended December 31, 2020

6. Mortgages Payable

Mortgage on Las Catalinas Mall, page 71

1. Staff Comment. We note your disclosure of the modification of the non-recourse mortgage loan on Las Catalinas Mall and that it is accounted for under ASC 470-60 Troubled Debt Restructurings. Please tell us how you considered the guidance in ASC 470-60 in your determination of the mortgage payable amount recorded as of December 31, 2020. In this regard, please clarify for us if the total future cash payments are less than the carrying amount of the payable. In your response, please refer to ASC 470-60-35.

Company Response. The Company’s disclosure in Footnote 6. Mortgages Payable, reads [emphasis added]:

“In April 2020, we notified the servicer of the $129 million non-recourse mortgage loan on Las Catalinas Mall in Puerto Rico that cash flow would be insufficient to service the debt and that we were unwilling to fund the shortfalls. In December 2020, the non-recourse mortgage loan on

Las Catalinas Mall was modified to convert the mortgage from an amortizing 4.43% loan to interest only payments, starting at 3.00% in 2021 and increasing 50 basis points annually until returning to 4.43% in 2024 and thereafter, and to include the ability for the Company to repay the loan at a discounted value of $72.5 million, beginning in August 2023 through the extended maturity date of February 2026. We have accrued interest of $6.5 million related to this mortgage, which is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheet as of December 31, 2020. We incurred $1.2 million of lender fees in connection with the loan modification which are treated as a reduction of the mortgage payable balance and amortized over the term of the loan in accordance with the provisions under ASC 470-60 Troubled Debt Restructurings.”

We refer herein to the bolded language above as the “Loan Modification.”

In December 2020, the Company modified our $129 million mortgage loan on Las Catalinas to include a Discounted Payoff Amount (“DPA”) to repay the loan at a value of $72.5 million, beginning in August 2023 through the extended maturity date of February 2026 and converted the mortgage from an amortizing 4.43% loan to interest-only payments at a reduced interest pay rate until 2024 and thereafter. No amount of the original principal was forgiven as part of the loan modification.

Pursuant to the guidance set forth in ASC 470-60 Troubled Debt Restructurings, when a borrower has a troubled debt restructuring (“TDR”) in which the terms of the debt are modified, the guidance on the recognition and measurement is dependent on whether the future undiscounted cash flows specified by the new terms are greater or less than the carrying amount of the old debt.

Our ability to pay the DPA is contingent upon certain factors including the future operating performance of the property as well as the ability to meet all required payments on the loan. To the extent these contingencies are not met, the Company is no longer entitled to exercise the $72.5 million DPA and the full amount of the mortgage payable ($129 million) is due and payable. While we have determined that it is possible we will be able to exercise the DPA, the $56.5 million potential reduction in the mortgage payable balance is considered to be a contingently payable amount.

In accordance with ASC 470-60-35, to determine the potential for recognition of any restructuring gain, the future cash payments including contingent payments must be considered. Therefore, we compared the future undiscounted cash flows of $164 million, which is comprised of the $129 million principal balance plus accrued and remaining interest payments, to the carrying value of the mortgage payable of approximately $135 million, which includes $6.5 million of accrued interest. In accordance with ASC 470-60-35, since the total future undiscounted cash flows, including contingently payable amounts, are greater than the carrying value of the mortgage payable, no gain was recorded for the year ended December 31, 2020.

In future filings we will revise our disclosure to include our consideration of the guidance in our determination of the mortgage payable amount recorded as of December 31, 2020.

If you have any questions regarding the foregoing, please contact the undersigned at (201) 571-3504 or (212) 956-0082.

Thank you for your consideration in these matters.

Sincerely,

/s/ Mark Langer
Chief Financial Officer